December 8, 2023

Mr. Paul Cline
Mr. Robert Telewicz
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission

Re:     Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2022
Responses dated May 11, July 14 and September 27, 2023
File No. 001-13145

Dear Mr. Cline and Mr. Telewicz:
Following discussions with the staff of the Division of Corporation Finance on September 29 and October 30, 2023, this letter supplements the earlier responses of Jones Lang LaSalle Incorporated (the “Company”, “JLL”, “we”, “our” or “us”) to your letter dated June 6, 2023.
Executive summary
In light of the multiple written responses and telephonic discussions that have occurred with the SEC staff over the past several months, below is a summary of key information we believe is most relevant when considering JLL’s position on these matters.
•Fee revenue, our top-line non-GAAP performance measure, is a critical metric 1) that we use to internally manage and evaluate our performance at an individual client contract, on a segment level and on a consolidated basis, and 2) used by our external stakeholder and analyst community to understand our results of operations, on a standalone basis and in relation to peers in the real estate services industry which have a mix of businesses similar to JLL (who also disclose similar non-GAAP revenue measures). We have found that fee revenue provides our external stakeholders with additional transparency into our top-line performance to supplement a GAAP revenue view.
•Our client contracts are complex and often include elements of multiple service models (i.e., gross principal, fixed fee principal and agent), and our fee revenue presentation creates parity, across contracting types, which allow us (and external stakeholders) to better assess the performance of our company, irrespective of client contracting model. Without this non-GAAP measure, we expect readers would struggle to digest the top-line performance given the magnitude of direct and/or indirect reimbursements, both across our segments and between different time periods.
•Each of our client contracts contemplates the amount of business risk that we accept, and every contract embodies a different level of risk, depending on factors like: the services we provide, the client’s geographic footprint, and the property type(s). Accordingly, our contracts contain unique fee structures responsive to the level of risk we contract. Said another way, we “contract in” risk when negotiating our management fees which can take a number of different forms. As examples, this may manifest in a fixed fee arrangement, in the amount of the management fee itself (for gross, fixed fee or agent contract arrangements), or in agreed-upon variable fees. The variable fee component of an overall management fee (especially in gross principal arrangements) is often correlated to the amount of reimbursed spend and/or how successful we are at managing that spend.
In the balance of this letter, we elaborate on the above topics and strive to address the specific questions we heard the staff ask during our most recent telephonic conversations.
Contracting models in practice
While our previous communications have focused on the academic elements of contract provisions, for additional clarity, it is important to note that many of our contracts with customers contain two or more of the contracting models we have discussed within prior responses. We assess each individual performance obligation for principal versus agent (and if principal, between gross and fixed fee). In addition, and as an example, JLL and a customer could negotiate a new contract as a gross fee principal agreement for the first two years and then could transition in subsequent years to a fixed fee principal model (which, in part, reflects the fact JLL would become more familiar with the customer’s operations). Further, during contract renewals, we may see shifts between the contracting models for various performance obligations as we become more familiar with our clients and their needs, even if there is no meaningful change in the scope of work. This fact pattern underscores the need for a consistent measure with which to assess performance of our contracts (both across different customers as well as for the same customer over time), especially as we believe the underlying service delivery model and financial results of these contracting arrangements is often quite similar. We believe fee revenue is useful to achieve that goal and is not a misleading non-GAAP measure.
To illustrate the above point, a single master services agreement (“MSA”) for a Property Management or Workplace Management customer could contain the following separate performance obligations:
•Gross Principal: Services where we act as principal and for which we are directly reimbursed. A common example is labor costs related to our client-dedicated employees that we control. Other types of costs we would expect within a gross principal contract provision include out-of-scope expenses, ad hoc costs, or costs that are highly variable and more difficult to predict. For this contracting model, we recognize an equivalent amount of revenue and expense as the client-related spend is incurred. The management fee is typically recognized ratably over the service period unless percentage of completion is the more appropriate recognition pattern.
•Fixed Fee Principal: Services where we act as principal and for which we are paid a fixed fee for managing an agreed-upon scope of client spend for third-party vendor and contractor services, which services we control. The types of client spend for which we have fixed fee principal contract provisions are typically more predictable spend (such as routine maintenance costs, building security and other recurring costs). For this contracting model, recognition of revenue is agnostic to the actual expenses recognized (including client-related spend) given the fixed fee contract provision. The actual expenses recognized are presented as gross contract costs and are deducted, dollar-for-dollar, from revenue to calculate fee revenue.

•Agent: We are paid a fixed fee for managing an agreed-upon scope of client spend relating to costs/services we do not control. Common examples of costs we manage on an agent basis include rent and utilities. There are no expenses (and therefore no revenue amounts) recognized associated with the client-related spend.
The ability to leverage non-GAAP measures to assess performance across the entire client MSA is critical to us. By excluding direct and indirect reimbursed costs, we and our external stakeholders are able to compare contractual performance on a like-for-like basis, enhancing understanding of how productive our margin-generating fee revenue is at covering business platform and corporate overhead.
Providing our investors greater transparency into our top-line performance
As we have described in prior communications, we believe that fee revenue is a useful supplemental measure of top-line performance for our investors. When looking at the last three quarters, we presented the following changes in certain financial measures (summarized below for discussion from our earnings releases included within the Form 8-Ks we furnished).

QTD % change (USD) - 2023 vs 2022

	Q1	Q2	Q3
Revenue	(2)%	(4)%	(1)%
Fee revenue	(17)%	(14)%	(13)%

Net income attributable to common shareholders	(106)%	(99)%	(57)%
Adjusted EBITDA	(60)%	(68)%	(26)%
Taking the third quarter of 2023 as an example, GAAP revenue declined 1% against the prior-year quarter, and 2% for year to date, while fee revenue declined 13% against the prior-year quarter, and 14% year to date. Fee revenue represents the fees which we cover the corporate, platform and other non-reimbursed costs of our company, since fee revenue strips out direct and indirect reimbursements, dollar-for-dollar, as they are recognized. Accordingly, we believe the declines in fee revenue more accurately depict the impact of the current economic environment, and the impact on our transaction-based revenues, on our business performance.
Solely presenting the GAAP revenue measure would not provide as complete a view of our results, and we believe our investors and external stakeholders would be disadvantaged in assessing our performance. Further, it would be more difficult for a reader to bridge revenue performance to the change in profitability given the relatively stable revenue performance (less than 5% change each quarter).
As noted in our letter dated July 14, 2023, as well as during telephonic conversations thereafter, analysts covering the real estate services industry meaningfully rely on fee revenue for JLL (as well as similarly-defined non-GAAP revenue measures for peers within our industry who have a similar mix of businesses) to assess top-line performance. In part, we believe this is due to the fact that significant amounts of direct and indirect reimbursements impede the visibility of revenue changes associated with businesses/services that do not have material direct/indirect reimbursements. In addition, it is accepted in our industry that revenue associated with indirectly- and directly-reimbursed client-related expenses does not (and is not intended to) cover the corporate, platform and other non-reimbursed costs of companies (i.e., not client-related spend for which companies are directly or indirectly reimbursed). Our clearly-defined and distinctly-presented top-line non-GAAP measure provides external stakeholders with easily-consumable data to help digest underlying results, which narrative commentary alone cannot replace. Our goal is to enable our stakeholders to reach informed conclusions when assessing our performance and when comparing us to our peers.
While our contracting models enable us to take on varying degrees of risk (for which we are compensated), we bear risk associated with managed spend in all our contracting models
We understand that the SEC staff are interested in clarifying how we view risk in the context of our contracting models. We reaffirm that, in accordance with ASC Topic 606, we consider whether JLL accepts non-performance risk (meaning, if a vendor or sub-contractor fails to perform, we are responsible to satisfy the obligation), and, when we have accepted this risk, we consider ourselves in a principal relationship with our customer. This concept underpins our revenue recognition and we disclose our obligations in our Summary of Significant Accounting Policies footnote included in our 2022 Annual Report on Form 10-K.
In all contracting models (gross principal, fixed fee principal and agent), we factor in the level of risk we assume in the fees we negotiate (whether distinct management fees or all-in fixed fees that include indirect reimbursements).
Within the range of principal contracting scenarios, we typically bear lower risk from our gross principal customers, since, per the terms of the contract, these customers have agreed to reimburse us for costs incurred on their behalf. It bears noting, however, these relationships are not risk free. In the next section, we provide an example of a gross principal contract scenario whereby we experience negative financial impacts if we exceed the maximum agreed-to reimbursements. Further to this contracting provision, many of our gross principal contracts contain a mechanism whereby our customers can challenge costs they view as unreasonable or if we fail to act in a fiduciary manner. In addition, many of our principal contracts include variable fees that we described in our May 11, 2023 response as follows:
“Workplace Management contracts may also provide for variable fees, which are typically earned by performing favorably with respect to agreed-upon key performance indicators (such as a shared savings target or client satisfaction score). Variable consideration can also be structured to penalize JLL for missed savings targets or the failure to achieve contractual operational metrics; in these instances, a portion of our fee is considered “at-risk” until resolution of certain facts or events occurs.”
Specific to fixed fee principal contract arrangements, nearly all these arrangements include contract provisions which allow for change orders, contract amendments or other modifications (e.g., inflation adjustment clauses) that enable us to negotiate with our customers in the event we incur, and desire to be reimbursed for, greater third-party vendor and subcontractor costs than intended at the time the terms of the agreement were set. Further, many of our fixed fee principal arrangements contain complementary variable fees like those described above. Thus, while we generally bear some additional risk associated with fixed fee principal contract arrangements (compared with gross principal contracting arrangements), we also endeavor to contract in protections to create opportunities that allow us to recoup unforeseen or un-budgeted costs.

Revenue and expense recognition and contract parity between gross principal and fixed fee principal contract provisions
To illustrate the revenue and expense recognition pattern and compare the relative impact on financial measures, refer to the illustration in Exhibit 1 where we compare a gross maximum price (“GMP”) contract with a fixed fee principal contract. A GMP contract is a gross principal contract arrangement where there is a maximum amount of reimbursements we may obtain in a specified period (typically a 12-month period). Mechanically for a GMP, we bill our customer once monthly for the monthly management fee plus reimbursable costs incurred, unless we reach the maximum amount of reimbursements. Once the maximum reimbursement threshold is reached, the contract functions like a fixed fee principal arrangement since we would remain obligated to incur necessary costs to fulfill our contractual obligations but would not be able to seek further reimbursement (and therefore no incremental revenue could be recognized). To understand the profitability over the life of a contract, we rely on our non-GAAP measures, including fee revenue, to create parity across the different stages of the contract.
One key element we consider as we deduct indirect reimbursements from revenue to calculate fee revenue is that we consider such amounts to be largely non-discretionary (by us as the service provider). While we “control” the specified good or service (and therefore its expense), we have very little flexibility or discretion on whether or not to transact. In contrast, if we, as the service provider, had meaningful discretion with respect to incurring such cost, we broadly would consider that to be a cost of delivering service, and such costs may not qualify to be included in our definition of gross contract costs, which are deducted from revenue to calculate fee revenue. Using a practical example, if a critical supplier increases its prices and there are no suitable alternatives in the market, the resulting cost increase does not reflect a change in scope or improvement in service level and, unless specifically contracted for, would not allow us to increase our management fee or stop delivering that service. As such, in a fixed fee principal arrangement, our view is the dollar-for-dollar deduction is not misleading and provides a useful measure of the amount of fees for which we cover our business platform, corporate overhead and general business delivery costs, and accordingly, we do not associate any profit or margin with such direct or indirect reimbursements.
Additional notes on risk associated with reimbursements
To summarize a key point specific to risk, we consider contract risk to be embodied in our non-GAAP fee revenue. Costs for which we are directly and indirectly reimbursed are not indicative of our profitability or company performance, and the revenue associated with these reimbursed expenses does not cover the corporate, platform and other non-reimbursed costs of our company (i.e., not client-related spend for which we are directly or indirectly reimbursed), and we accordingly view these expenses as pass through. We therefore assert that deducting the pass-through expenses for which we are reimbursed allows stakeholders to better contextualize our top-line performance.

Should you have additional questions, please don’t hesitate to contact me at (312) 702-4266.

Sincerely,

/s/ Benjamin Hawke
Benjamin Hawke
Chief Accounting Officer
Jones Lang LaSalle Incorporated

cc:         Ethan Horowitz, Office of Chief Accountant
Wei Lu, Office of Chief Accountant
Karen Brennan, Chief Financial Officer, Jones Lang LaSalle Incorporated
Alan Tse, Chief Legal Officer, Jones Lang LaSalle Incorporated
Sonia Barros, Sidley Austin LLP

Exhibit 1

The below hypothetical illustration compares (A) a GMP contract where we contract to receive a $100 management fee and can seek direct reimbursement for $400 of pass-through expenses with (B) a fixed fee principal contract where we receive $500 for our management fee inclusive of indirect reimbursements. For Scenario 1, we assume that we incur $400 of spend for which we either seek direct reimbursement (GMP column), or for which we are indirectly reimbursed (fixed fee column). In Scenario 2, we incur $410. In Scenario 3, we incur $390.

	Scenario 1		Scenario 2		Scenario 3
	GMP	Fixed Fee	GMP	Fixed Fee	GMP	Fixed Fee
Contractual management fee	$100	$500	$100	$500	$100	$500
Directly reimbursements	400	—	400	—	390	—
Revenue	500	500	500	500	490	500
Less: Gross contract costs	400	400	410	410	390	390
Fee revenue	$100	$100	$90	$90	$100	$110

When evaluating the revenue performance of the scenarios, Scenarios 1 and 2 yield the same revenue; however, from our perspective, we do not believe these contracts derive the same amount of fees to cover our non-reimbursed expenses. A reader may not able to identify if our top-line performance has improved or declined based on revenue alone, whereas also considering fee revenue would allow a reader greater visibility into performance. Further, if you were to assess margin on a management fee view (where only direct reimbursements are allowed to be deducted), you would see a dramatic difference in profitability measures despite similar service delivery models and financial outcomes. While we did not include a view of an agent contracting relationship in the above, please refer to Exhibit 1 in our letter dated July 14, 2023, where we also include an agent contracting perspective for a more complete comparison across the contracting models.